May 16, 2017

VIA EDGAR

Ms. Shannon Sobotka

Staff Accountant

Division of Corporation Finance

United States Securities and Exchange Commission
Washington, D.C. 20549

Re:                          Realty Income Corporation
Form 10-K for the fiscal year ended December 31, 2016
Filed February 23, 2017
File No. 001-13374

Dear Ms. Sobotka:

We are writing in response to your comment letter dated May 10, 2017 (the “Comment Letter”) provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”). The Comment Letter relates to Realty Income Corporation’s (the “Company”) Annual Report on Form 10-K for the year ended December 31, 2016 (the “2016 Form 10-K”) filed with the Commission on February 23, 2017.

The material in italics below sets forth the Staff’s comment, followed by our response.

Earnings before Interest, Taxes, Depreciation and Amortization (EBITDA), page 45

1.                                    We note your definition of EBITDA. Please note that measures calculated differently from EBITDA (as described in Exchange Act Release No. 47226) should not be characterized as EBITDA and their titles should be distinguished from EBITDA, such as Adjusted EBITDA. Reference is also made to Question 103.01 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

Response:

Exchange Act Release No. 47226 defines EBITDA as earnings before interest, taxes, depreciation and amortization. Since our definition of EBITDA is calculated differently than as defined in Question 103.01, in future filings, we will rename our EBITDA measure to “Adjusted EBITDA”.

2.                                    Please explain to us how you concluded that it would be appropriate to present annualized EBITDA results, and explain to us how you determined annualized results provide meaningful information to investors.

Response:

We believe that disclosure of an EBITDA metric that annualizes the most recent quarterly EBITDA results is the most meaningful presentation of this metric because it represents the Company’s current earnings run rate at a given point in time.  Twelve-month trailing EBITDA results could be misleading to an investor if our company had undergone significant acquisition or disposition activities, because it would not necessarily be indicative of our company’s current financial position at the end of a period.  Additionally, the use of this annualized EBITDA metric aligns with our definition of EBITDA in the performance share award agreements for our named executive officers (our “NEOs”), and is incorporated into the debt-to-EBITDA ratio, which is one of the metrics used to determine the amount of performance share awards granted to our NEOs.

In future filings, we will add the underlined language below to the following paragraph currently included on page 45:

Adjusted EBITDA, a non-GAAP financial measure, means, for the most recent quarter, earnings (net income) before (i) interest expense, including non-cash loss (gain) on swaps, (ii) income and franchise taxes, (iii) real estate depreciation and amortization, (iv) impairment losses, and (v) gain on sales of real estate. Our Adjusted EBITDA may not be comparable to Adjusted EBITDA reported by other companies that interpret the definitions of Adjusted EBITDA differently than we do. Management believes Adjusted EBITDA to be a meaningful measure of a REIT’s performance because it is widely followed by industry analysts, lenders and investors. Management also believes the use of an annualized quarterly Adjusted EBITDA metric is meaningful because it represents the Company’s current earnings run rate for the period presented. The ratio of our total debt to our annualized quarterly Adjusted EBITDA is also used to determine vesting of performance share awards granted to our named executive officers. Adjusted EBITDA should be considered along with, but not as an alternative to net income as a measure of our operating performance. Our ratio of debt to Adjusted EBITDA, which is used by management as a measure of leverage, is calculated by annualizing quarterly Adjusted EBITDA and then dividing by our total debt per the consolidated balance sheet.

***

In making this response, the Company acknowledges that (i) we are responsible for the adequacy and accuracy of the disclosure in the filing, (ii) the Staff’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the filing, and (iii) the Company may not assert the Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments to this letter, please do not hesitate to contact me at (858) 284-5109.

Sincerely,

Realty Income Corporation

/s/ Paul M. Meurer

Paul M. Meurer

Executive Vice President,

Chief Financial Officer and Treasurer